UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Dover Saddlery, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
260412101
(CUSIP Number)
Glenhill Advisors, LLC
156 West 56th Street, 17th Floor
New York, NY 10019
Tel. (646) 432-0600
With a copy to:
Louis Gambino, Esq.
Cahill Gambino LLP
60 Railroad Place, Suite 202
Saratoga Springs, NY 12866
(518) 584-1991
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 1, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	260412101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		918,983

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		918,983

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,983

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	260412101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		918,983

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		918,983

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,983

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	260412101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		918,983

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		918,983

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,983

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	260412101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	260412101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		918,983

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		918,983

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,983

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

     This Amendment No. 2 amends the Schedule 13D filed November 28, 2005 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2007, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC, Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP (the “Reporting Persons”), with respect to the common stock, $0.0001 par value (the “Common Stock”), of Dover Saddlery, Inc. (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is supplemented as follows:
     The responses of the Reporting Persons to Row (4) of the cover pages of this Amendment No. 2 are incorporated herein by reference. Pursuant to an internal restructuring (the “Restructuring”) effective July 1, 2011, Glenhill Capital LP transferred all of the securities of the Company held by it to Glenhill Capital Overseas Master Fund, LP. Accordingly, as of July 1, 2011, Glenhill Capital LP does not beneficially own any securities of the Company as a result of the Restructuring and will no longer be a Reporting Person.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is supplemented as follows:
     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.
     As of the close of business on July 1, 2011 and pursuant to the Restructuring, Glenhill Capital LP transferred all of the securities of the Company held by it to Glenhill Capital Overseas Master Fund, LP and, as a result, Glenhill Capital LP does not beneficially own any securities of the Company and will no longer be a Reporting Person.
     As of the close of business on July 1, 2011, Glenn J. Krevlin, Glenhill Advisors, LLC, Glenhill Capital Management LLC and Glenhill Capital Overseas Master Fund LP may be deemed to be the beneficial owners of an aggregate of 918,983 shares of Common Stock. Such shares constitute approximately 17.38% of the issued and outstanding shares of the Common Stock (based upon the 5,288,027 shares of the Common Stock stated to be issued and outstanding by the Company in its Form 10-Q filed with the Securities and Exchange Commission on May 13, 2011).
     (b) Each of Glenn J. Krevlin and Glenhill Advisors has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.
     Each of Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund LP has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above. Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.
     (c) None of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days, except as described in Item 3 to this Amendment No. 2.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
DATE: July 6, 2011

GLENHILL ADVISORS, LLC

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL LP

By:	GLENHILL CAPITAL MANAGEMENT, LLC General Partner

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP

By:	GLENHILL CAPITAL OVERSEAS GP, LTD General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC Sole Shareholder

By:	GLENHILL ADVISORS, LLC Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member